SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934
(Amendment No. 6)

ImClone Systems Incorporated

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

45245W109

(CUSIP Number)

Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154
(212) 546-4000
Attn:  General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ❑.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following page(s))

CUSIP No. 45245W109

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only): Bristol -Myers Squibb Company 22-0790350
2	Check the Appropriate Box If a Member of a Group (See Instructions): (a) ☑ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instructions): BK, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 14,392,003
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 14,392,003
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,392,003
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 16.6%
14	Type of Reporting Person CO

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only): Bristol -Myers Squibb Biologics Company 22-3828046
2	Check the Appropriate Box If a Member of a Group (See Instructions): (a) ☑ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instructions): BK, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 14,392,003
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 14,392,003
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,392,003
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11): 16.6%
14	Type of Reporting Person CO

Item 1.  Security and Issuer.

Item 1 is hereby amended, in pertinent part, by the following:

This Amendment No. 6 to Schedule 13D relating to the common stock, par value $.001 per share, of ImClone Systems Incorporated (“ImClone” or the “Company”) is being filed on behalf of the undersigned to further amend their disclosure with respect to Section 13(d) of the Act and the rules and regulations thereunder.  Such disclosure constituted part of the undersigned’s Schedule TO previously filed on September 28, 2001, as amended by filings made on October 12, 2001, October 26, 2001, October 29, 2001 and November 1, 2001.  Such disclosure was also amended by Amendment No. 1 to Schedule 13D filed by the undersigned on February 6, 2002, Amendment No. 2 to Schedule 13D filed by the undersigned on March 6, 2002, Amendment No. 3 to Schedule 13D filed by the undersigned on February 1, 2006, Amendment No. 4 to Schedule 13D filed by the undersigned on July 31, 2008 and Amendment No. 5 to Schedule 13D filed by the undersigned on September 23, 2008.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended, in pertinent part, by the following:

Bristol-Myers Squibb Company (“BMS”) owns 14,392,003 shares of ImClone common stock, or approximately 16.5% of ImClone’s outstanding shares.  On October 6, 2008, Eli Lilly and Company (“Lilly”) announced that Lilly and ImClone had entered into a merger agreement under which Lilly will acquire ImClone through an all cash tender offer of $70.00 per share of ImClone common stock to be followed by a second-step merger (collectively, the “Lilly Transaction”).

In light of the Lilly Transaction, BMS will not proceed with its proposed tender offer and consent solicitation announced by BMS on September 22, 2008.  Assuming the conditions to the consummation of the Lilly Transaction are satisfied, the shares of ImClone common stock owned by BMS will be acquired by Lilly pursuant to the Lilly Transaction.  The press release of BMS commenting on the Lilly Transaction is incorporated herein by reference and is attached as Exhibit 99.1 to this Amendment No. 6 to Schedule 13D.

BMS has a commercialization agreement with ImClone for the codevelopment and copromotion of ERBITUX® in the United States, Canada and Japan.  Under its terms, the commercialization agreement will survive the acquisition of ImClone by Lilly.

The Stockholder Agreement dated as of September 19, 2001, among BMS, Bristol-Myers Squibb Biologics Company and ImClone, and the Development, Promotion, Distribution and Supply Agreement dated as of September 19, 2001, and amended as on March 5, 2002, July 27, 2007, and October 12, 2007 among E. R. Squibb & Sons, LLC, BMS and ImClone, are included as Exhibits 99(d)(2) and 99(d)(3) to the Schedule to Tender Offer Statement filed on September 28, 2001, Exhibit A to Schedule 13D (Amendment No. 2) filed on March 6, 2002, and Exhibit 10.41 to ImClone’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed on November 9, 2007.

Item 7.  Material to be Filed as Exhibits.

99.1       Press release of Bristol-Myers Squibb Company dated October 6, 2008.

Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 7, 2008

                        BRISTOL-MYERS SQUIBB COMPANY,

                        by:             /s/ Sandra Leung

                        Name:        Sandra Leung
                        Title:          Senior Vice President, General Counsel
                                           and Secretary

                        BRISTOL-MYERS SQUIBB BIOLOGICS COMPANY,

                        by:             /s/ Jeffrey Galik

                        Name:        Jeffrey Galik
                        Title:          Vice President and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Bristol-Myers Squibb Company dated October 6, 2008.